As filed with the Securities and Exchange Commission on July 23, 2026

Registration No. 333-280990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hashdex Nasdaq CME Crypto Index ETF
(Exact name of registrant as specified in its charter)

Delaware	6221	33-2103856
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Hashdex Nasdaq CME Crypto Index ETF
19 West 44th Street, Suite 200
New York, NY 10036
(866) 403-5272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to

Eric D. Simanek, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, D.C. 20001
(202) 220-8412

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-280990)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-280990) of Hashdex Nasdaq CME Crypto Index ETF (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of the facing page, this explanatory note and Part II of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 5 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the Shares pursuant to the prospectus contained in this registration statement.

	Amount
SEC registration fee (actual)		$(1)(2)
Listing Fee (actual)	$4,000
Auditor’s fees and expenses	$100,000
Legal fees and expenses	$150,000
Printing expenses	$50,000
Miscellaneous expenses	$150,000
Total	$454,000	(2)

(1)	Applicable registration fees have been deferred in accordance with Rules 456(d) and 457(u) under the Securities Act and will be paid on an annual net basis no later than 90 days after the end of each fiscal year and are therefore not estimable at this time.

(2)	Because an indeterminable amount of securities is covered by this Registration Statement, the total expenses in connection with the issuance and distribution of the Shares are, therefore, not currently determinable.

Item 14. Indemnification of Directors and Officers

The Trust Agreement provides that the Sponsor shall be indemnified by the Trust against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust, and has determined, in good faith, that such course of conduct was in the best interests of the Trust, and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust estate. All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor shall be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust; (ii) the legal action is initiated by a party other than the Trust; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust in cases in which it is not entitled to indemnification under the Trust Agreement.

For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to the business of the Trust, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

Item 15. Recent Sales of Unregistered Securities

On January 21, 2025, in a transaction exempt from registration under Section 4(a)(2) of the Securities Act, the Trust sold the Audit Seed Creation Basket, consisting of one Basket of 10,000 Shares, to the Sponsor for an aggregate purchase price of $250,000 (based on a per-Share price of $25.00). The proceeds from the sale of the Audit Seed Creation Basket were not converted to Index Constituents. The Audit Seed Creation Basket was redeemed for cash on February 13, 2025.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

No.	Exhibit Description
3.1	Certificate of Amendment to the Certificate of Trust (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on January 20, 2026)
3.2	Sixth Amended and Restated Trust Agreement (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on July 23, 2026)
4.1	Description of Capital Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (File No. 001-42511), filed March 25, 2026
5.1	Opinion of Dechert LLP, as to legality (incorporated by reference to Exhibit 5.1 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
8.1	Opinion of Eversheds Sutherland (US) LLP as to certain tax matters*
10.1	Sponsor Agreement (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on February 10, 2025)
10.2	Amendment to the Sponsor Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on November 12, 2025)
10.3	Second Amendment to the Sponsor Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on March 16, 2026)
10.4	Third Amendment to the Sponsor Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on July 23, 2026)
10.5	Form of Authorized Participant Agreement (incorporated by reference to Exhibit 10.2 of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on December 26, 2024)
10.6	Amendment #1 to the Authorized Participant Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on February 27, 2026)
10.7	Authorized Participant Agreement, dated July 23, 2026, by and among Marex Capital Markets Inc., the Trust and the Sponsor (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on July 23, 2026)
10.8	Crypto Custodian Agreement with BitGo (incorporated by reference to Exhibit 10.3 of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on December 26, 2024)
10.9	Cash Custodian Agreement with U.S. Bank National Association (incorporated by reference to Exhibit 10.4 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.10	Transfer Agent Servicing Agreement with U.S. Bancorp Fund Services, LLC (incorporated by reference to Exhibit 10.5 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.11	Trust Accounting Agreement with U.S. Bancorp Fund Services, LLC (incorporated by reference to Exhibit 10.6 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.12	Trust Administration Services Agreement with U.S. Bancorp Fund Services, LLC (incorporated by reference to Exhibit 10.7 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.13	Prime Broker Agreement with Coinbase, Inc. (incorporated by reference to Exhibit 10.8 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.14	Marketing Agent Agreement with Paralel Distributors LLC (incorporated by reference to Exhibit 10.9 of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on December 26, 2024)

No.	Exhibit Description
10.15	Compliance Services Agreement with Paralel Technologies LLC (incorporated by reference to Exhibit 10.10 of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on December 26, 2024)
10.16	Digital Asset Trading Agreement with Nonco (incorporated by reference to Exhibit 10.11 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.17	Cryptocurrency Purchase Agreement with DV Chain International Inc. (incorporated by reference to Exhibit 10.12 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.18	Liquidity Provider Agreement with Virtu Financial Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.13 of Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on February 10, 2025)
10.19	Form of Subscription Agreement (incorporated by reference to Exhibit 10.13 of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on January 30, 2025)
10.20	Master Infrastructure-as-a-Service Agreement, dated as of October 7, 2025, by and between Coinbase Cloud Pte. Ltd. and the Trust (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (File No. 001-42511) filed by the Registrant on October 15, 2025)
10.21	Custodial Services Agreement, dated as of June 27, 2025, by and between Fidelity and the Trust, with the Sponsor acting on behalf of the Trust (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42511), filed with the SEC on November 10, 2025)
10.22	Master Purchase Agreement, dated July 16, 2025, by and between Cumberland DRW LLC and the Trust (incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42511), filed with the SEC on November 10, 2025)
10.23	Master Services Agreement, dated July 24, 2025, by and between Flowdesk SAS and the Trust (incorporated by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42511), filed with the SEC on November 10, 2025)
10.24	Letter of Adherence, dated August 27, 2025, by and between Enigma Securities Limited and the Trust (incorporated by reference to Exhibit 10.5 of the Registrant’s Quarterly Report on Form 10-Q (File No. 001-42511), filed with the SEC on November 10, 2025)
10.25	Master Purchase and Sale Agreement for Digital Assets, dated July 22, 2026, by and between JSCT, LLC and the Sponsor, on behalf of the Trust (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K (File No. 001-42511), filed with the SEC on July 23, 2026)
23.1	Consent of Dechert LLP (included in Exhibits 5.1)
23.2	Consent of Eversheds Sutherland (US) LLP (incorporated by reference to Exhibit 23.2 of Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on April 16, 2026)
23.3	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.3 of Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-280990), filed with the SEC on April 16, 2026)
23.4	Consent of Eversheds Sutherland (US) LLP (incorporated by reference to Exhibit 8.1 hereto)*
107	Calculation of Filing Fees Table (previously filed as an exhibit to the Registrant’s 424(i) filing (File No. 333-280990), filed March 27, 2026

*	Filed herewith.

(b) Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rio de Janeiro, Brazil, on July 23, 2026.

By:	Hashdex Nasdaq CME Crypto Index ETF

By	/s/ Bruno Sousa
Bruno Sousa
Principal Executive Officer

By:	/s/ Samir Kerbage
Samir Kerbage
Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates as indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument. The undersigned members and officers of the Sponsor, hereby constitute and appoint Julia Castelo Branco Rocha and Felipe Montenegro, each of them with full power to act with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Bruno Sousa	Director of the Sponsor	July 23, 2026
Bruno Sousa	Principal Executive Officer

/s/ Samir Kerbage	Director of the Sponsor	July 23, 2026
Samir Kerbage	Principal Financial Officer

*	The registrant is a trust, and the persons are signing in their capacities as officers of Hashdex Asset Management, Ltd., the Sponsor of the registrant.